austriamicrosystems

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

austriamicrosystems AG
A 8141 Schloss Premstaetten, Austria

T. +43 (0) 3136 500-5970
F. +43 (0) 3136 500-5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

05012923

Unterpremstaetten, 2005-11-04

SUPPL

Ladies and Gentlemen:

Re: Submission by austriamicrosystems AG under exemption pursuant to rule 12g3 2(b)
File No. 82-34824

Please find enclosed a submission of information under the exemption granted pursuant to rule 12g3 2(b) under the Securities Exchange Act of 1934. The information furnished was published by ourselves to the public and/or the SWX Swiss Stock Exchange.

List of information furnished

Document	Description of document
1.	Press release dated August 23, 2005
2.	Press release dated August 29, 2005
3.	Press release dated September 08, 2005
4.	Press release dated September 13, 2005
5.	Press release dated September 28, 2005
6.	Press release dated October 04, 2005
7.	Press release dated October 04, 2005

dlw 11/30

austriamicrosystems expects lower tax payments for the next years

Tax assessment implies lower minimum tax payments and no deferred tax impact in coming years

Unterpremstaetten, Austria (August 23, 2005) — austriamicrosystems (SWX: AMS) has received a tax assessment and supporting advice from its tax advisors allowing the company to offset future earnings against previously unrecognized historic impairments and tax loss carry forwards.

The ability to recognize further historic impairments for tax purposes will significantly reduce austriamicrosystems' tax base for the calculation of minimum corporate income tax payments in the next years and will result in minimal cash tax payments. Moreover, under IFRS further historic tax loss carry forwards which can now be recognized will delay the use of the deferred tax asset currently in the company's consolidated balance sheet, leaving the deferred tax asset materially unchanged for the coming years.

austriamicrosystems emphasizes that, as in the past, the company's taxation and tax payments will be subject to standard tax audits by the Austrian tax authorities, normally held in regular multi-year intervals. The company's assessment of its tax position will be reflected in austriamicrosystems' tax planning and consolidated group financial statements from the current quarter going forward.

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

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For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

Document	Description of document
8.	Press release dated October 05, 2005
9.	Press release dated October 07, 2005
10.	Press release dated October 18, 2005
11.	Press release dated October 24, 2005
12.	Press release dated October 25, 2005
13.	Quarterly report dated October 25, 2005

This letter and the information furnished herewith are furnished with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the company is subject to that Act.

Yours truly,

Moritz M. Gmeiner

austriamicrosystems launches world's first high precision 4x400mA LED driver

AS3691 is ideal for white and RGB high brightness LED applications

Unterpremstaetten, Austria (August 29, 2005) – austriamicrosystems, a leading designer and manufacturer of high performance analog ICs, has extended its LED driver family with the addition of the AS3691 4x400mA LED driver, specially designed for the fast-growing high and ultra high brightness LED application market.

"The strong growth in high-brightness LED applications – for example, in general lighting or for LCD monitor backlighting – is currently served by universal LED driver ICs leading to suboptimal solutions," said Alexander Harrer, Sr. V.P. and General Manager of the Communications business unit at austriamicrosystems. "The AS3691 is ideally suited for white and color high brightness LED applications since it supports very high currents, and delivers outstanding accuracy with great flexibility and efficiency, while being very simple to use."

The AS3691 includes four independent high precision current sources each capable of sinking 400mA. The operating current per LED channel can be set easily via an external resistor while the LED brightness is controlled by four independent pulse width modulated inputs. The AS3691 integrates four independent current sinks per chip, enabling it to drive either four white LEDs each sinking 400mA or a single white LED with up to 1.6A.

"The ICs absolute current accuracy of 0.5% allows for highly accurate brightness settings and is thus ideal for support sophisticated color management applications like LCD monitors with RGB backlighting," explained Ronald Tingl, marketing manager for Power & Lighting Management at austriamicrosystems. "With four independent current sinks available, the AS3691 offers great flexibility in combining various color LED settings such as RGGB or RGBA strings. The current sources have a wide voltage compliance range of 15V and special internal circuitry allows for very high LED supply voltages that are limited only by the maximum power dissipation allowed for the entire application."

The AS3691's linear driver avoids issues that are typical of inductive boosters, like EMI, or flickering images that are particularly critical in LCD monitor applications.

To optimize the application's power efficiency, each channel includes a feedback output that enables simple adjustment of one or more external power supplies allowing overall power dissipation to be kept at a minimum.

The AS3691 is available in a small QFN4x4 package or as a die-only solution. Requests for samples can be made online at http://www.austriamicrosystems.com/03products/power_man_lighting.htm where there is additional product-specific information.

About austriamicrosystems
austriamicrosystems AG is a leading designer and manufacturer of highly integrated analog intensive ICs. austriamicrosystems combines more than 20 years of design capabilities, product and marketing know-how with its own cutting edge analog manufacturing and test facilities. Operating worldwide with more than 800 employees, austriamicrosystems serves four strategic markets: Communications, Industry & Medical, Automotive and Full-Service Foundry. austriamicrosystems AG is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).
For more information, please visit the web site at www.austriamicrosystems.com.

Electronic pictures available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For information contact
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Carsem selected by austriamicrosystems as primary assembly & test supplier

Unterpremstaetten, Austria (September 8, 2005) – Carsem, a leading provider of turnkey packaging and test services to the semiconductor industry, announced that they were selected as austriamicrosystems' primary assembly and test supplier for austriamicrosystems' entire Standard Linear and High Performance Analog product lines for industrial, medical, communications and automotive applications.

According to Mr. Wolfgang Peisser, austriamicrosystems Director of Backend Operations, "We selected Carsem based on their outstanding level of technical support, quality and overall service as well as their test and assembly portfolio that matches our broad range of product needs."

"We have been working very closely with austriamicrosystems over the past several years and we are pleased that Carsem has been selected as the primary supplier for their Standard Linear and High Performance Analog Product lines. We look forward to a continued strengthening of our relationship," stated Liam Noone, Carsem's Director of European Sales.

David Comley, Carsem's Group Managing Director stated, "We are very pleased with austriamicrosystems' decision and the entire Carsem team is fully committed to supporting their needs well into the future."

About Carsem

Carsem is a leading provider of turnkey packaging and test services to the semiconductor industry, and offers one of the widest ranges of package & test portfolios in the world. To meet the growing demands of the telecommunications and wireless markets for smaller, faster, thermally-efficient devices, Carsem's portfolio includes several advanced technologies, such as the Micro Leadframe Package (MLP), Small Scale Ball Grid Array (SSBGA), Flip Chip On Leadframe (FCOL), and a SiP (System-in-Package) capability. Carsem also offers a full range of turnkey test services for RF, mixed-signal, linear, digital and power devices. Our factories maintain world-class quality standards having achieved SAC Level 1, ISO-9001, ISO-14001, QS-9000, TS16949 certifications, and are supported with a global network of sales and engineering support offices. Carsem is a member of the Hong Leong Group with factories located in Ipoh, Malaysia, Suzhou, China and sales offices across the USA, plus the UK and Taiwan. Carsem, Inc. sales headquarters is located at 269 Mt. Hermon Road, Suite 104, Scotts Valley, CA 95066, phone (831) 438-6861, fax (831) 438-6863, web site: www.carsem.com.

About austriamicrosystems

austriamicrosystems AG is a leading designer and manufacturer of highly integrated analog intensive ICs. austriamicrosystems combines more than 20 years of design capabilities, product and marketing know-how with its own cutting edge analog manufacturing and test facilities. Operating worldwide with more than 800 employees, austriamicrosystems serves four strategic markets: Communications, Industry & Medical, Automotive and Full-Service Foundry. austriamicrosystems AG is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).
For more information, please visit the web site at www.austriamicrosystems.com.

For information contact
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems introduces family of high-speed analog signal switches

The AS1741, AS1742 and AS1743 analog switches are ideal for high-speed switching of audio, video and data signals in portable devices like mobile phones, MP3, CD/DVD and video players, digital cameras, PDAs and handhelds

Unterpremstaetten, Austria (September 13, 2005) – austriamicrosystems announced today the availability of its first family of high performance analog switches. These high-speed, low voltage, dual, single-pole/single-throw (SPST) analog switches offer significant performance improvements over existing products. Switching time has been improved by over 40% while maintaining superior R_{on} flatness and channel matching. Through the improved bandwidth of 130MHz the devices are ideal for video and high-speed data signals. The wide supply voltage range from 1.6V to 3.6V supports a broad range of designs. All digital logic inputs are 1.8V CMOS compatible.

The combination of very low power consumption, low on-resistance (R_{on}) and fast switching speed makes these devices ideal for portable battery powered applications and allows for switching of currents up to 250mA. The excellent power routing performance enabled by the low R_{on} of only 0.8 Ohms makes these high performance switches a perfect match for low Ohm speakers and headsets.

The first series of high performance analog switches is available as two normally open (AS1741), two normally closed (AS1742) and a combination of one open and one closed switch (AS1743).

The AS1741, AS1742 and AS1743 are available in an 8-pin MSOP package and are drop-in replacements for MAX4741, MAX4742 and MAX4732. For product specific information and to request samples please go to http://www.austriamicrosystems.com/03products/01_analog_switches.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com

Electronic pictures available on request or at

http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

###

For information contact
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems and DELTA cooperate for Nordic region

Delta offers ASIC solutions including backend services utilizing austriamicrosystems wafer manufacturing capabilities

Unterpremstaetten, Austria & Copenhagen (September 28, 2005) – austriamicrosystems' business unit Full Service Foundry and DELTA Danish Electronics, Light & Acoustics announced today to cooperate on lower volume analog and mixed-signal ASIC solutions for Northern Europe. Based on austriamicrosystems state-of-the-art High-Voltage CMOS, SiGe-BiCMOS and RF-CMOS technologies in 0.35 µm geometries, DELTA will develop ASICs and supply them to its customers including backend services as assembled and tested parts.

DELTA has almost 30 years of experience in design and test of analog and mixed-signal ASICs. Its test facility houses some of the most advanced test equipment in the world, in particular for RF testing. Within the cooperation, DELTA is able to transfer chip designs directly into austriamicrosystems production facilities. This close interaction between austriamicrosystems and DELTA therefore results in a one-stop-shop for a complete IC solution for the customer, meaning a shorter time to market and reduced overall cost.

"It is our experience that ASICs are gaining a footing in many products where the chips provide new functionalities, greater reliability and lower production costs. This new cooperation with austriamicrosystems means that even more companies can benefit from these advantages", says Gert Jørgensen, Sales & Marketing Manager, DELTA. "Few Nordic companies have the size to establish a cooperation with chip manufacturers and chip design facilities themselves. Here DELTA enters the scene as the company's ASIC partner. We are able to find the best solution for the individual company depending on, for instance, the complexity and volume of the chip".

"We are very pleased about the cooperation with Delta, as it helps to offer customers with smaller to medium sized projects a complete IC solution including backend. And if the projects are growing later on in volume, we can always continue to support these customers directly", states Thomas Riener, Director Marketing, austriamicrosystems Full Service Foundry.

About DELTA

DELTA is known throughout the world for its position at the forefront of technological development and complex testing. The company brims with creative minds and highly skilled technicians whose job is to both develop and carry out many kinds of stringent tests for customers that plan to release new products on the market. DELTA's core technologies are electronics, microelectronics, software technology, light, optics, acoustics, vibration and sensor technology. Within these specialist fields, DELTA carries out a vast range of assignments targeted at solving specific customer problems and enabling them to meet their objectives.

DELTA also carries out a multitude of electronic equipment tests, exposing products to anything from cold, heat, humidity and vibrations to knocks and splashes of water. Using real-life situations is a good test of durability and performance. The fact that half the products fail their test proves that the DELTA test centre has an important role to play in product development and in ramping products up for launch. Ever since 1941, DELTA has assisted companies achieve success by maintaining and strengthening their competitive edge, helping their ideas meet the real world.

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the mixed-signal foundry market offering well-established RF CMOS, High Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, with high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog/mixed-signal foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com

###

For information contact
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems fördert als Mitinitiator den neuen Masterstudiengang ‚Mikroelektronik – Analog Chip Design'

Mit November 2005 startet an der Technischen Universität Graz der neue Masterstudiengang Analog Chip Design für Elektrotechniker

Unterpremstätten, Österreich (4. Oktober 2005) – Für den heute an der Technischen Universität Graz (TU Graz) vorgestellten Masterstudiengang ‚Mikroelektronik – Analog Chip Design', der eine umfassende Ausbildung zum hochqualifizierten Entwicklungsingenieur für analoge Mikrochips ermöglicht, übernimmt austriamicrosystems gemeinsam mit weiteren Halbleiterherstellern wie Infineon Technologies Austria AG und Philips Semiconductors Gratkorn GmbH die Finanzierung. Hierdurch wird die langjährige Zusammenarbeit zwischen der TU Graz und dem seit mehr als 20 Jahren international erfolgreichen Halbleiterhersteller intensiviert.

Ziel der Finanzierungskooperation ist die verstärkte Zusammenarbeit zwischen Hochschule und High-Tech-Industrie in der Ausbildung sowie in der angewandte Forschung und Entwicklung analoger mikroelektronischer Schaltungen, die wichtige Komponenten für die Automobil-, Industrie- und medizinische Elektronik sowie der Mobilkommunikation darstellen. Aufgrund der zunehmenden Globalisierung wird in der Ausbildung größten Wert auf Internationalität gelegt und sämtliche Lehrveranstaltungen in englischer Sprache angeboten.

„Wir freuen uns besonders, diesen neuen Masterstudiengang an der TU Graz als Mitinitiator zu begleiten", sagt John Heugle, Vorstandsvorsitzender von austriamicrosystems. „Mit diesem Engagement wollen wir die praxisorientierte Spezialausbildung zum Entwicklungsingenieur im Bereich Analog Chip Design unterstützen, denn diese Qualifikation bietet hervorragende berufliche Perspektiven in der steirischen Halbleiterindustrie", ergänzt Heugle.

austriamicrosystems setzt bei dieser Kooperation nicht nur auf finanzielle Förderung, sondern übernimmt auch die Betreuung von Diplomanden sowie Dissertanden und unterstützt bei der Bereitstellung von international anerkannten Experten für Lehrveranstaltungen. Darüber hinaus werden von den Studenten im Rahmen des Studiums entwickelte Mikrochips in der hochmodernen 200mm Wafer-Fertigungsstätte am Standort Unterpremstätten produziert und erlauben so Messungen und Experimente mit realen Produkten. Die jährlich anfallenden Produktionskosten in Höhe eines fünfstelligen Euro-Betrages werden von austriamicrosystems übernommen.

Über austriamicrosystems

austriamicrosystems AG ist führend in der Entwicklung und Herstellung von Hochleistungs-Analog-ICs (integrierten Schaltkreisen) und kombiniert mehr als 20 Jahre System-Know-How und Erfahrung im Analog-Design mit eigenen

hochmodernen Produktions- und Testeinrichtungen. austriamicrosystems' umfassende Expertise bei niedrigem Stromverbrauch und hoher Genauigkeit zeigt sich in branchen-führenden kundenspezifischen und Standard-Analog-ICs. austriamicrosystems fokussiert sich auf die Segmente Power Management, Sensoren und Sensorschnittstellen, tragbare Audiosysteme und Automobilzugangssysteme in den Geschäftsbereichen Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems ist mit mehr als 800 Mitarbeitern weltweit tätig und an der SWX Swiss Exchange in Zürich börsennotiert (Tickersymbol: AMS). Weitere Informationen erhalten Sie unter www.austriamicrosystems.com

Für weitere Informationen
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems supports Design for Manufacturing (DFM) reference design flow for its High-Voltage CMOS process technology

DFM enhanced design flow for High-Voltage product design helps to maximize customers' yield

Unterpremstaetten, Austria (October 4, 2005) – austriamicrosystems' business unit Full Service Foundry announced today the availability of its Design for Manufacturing (DFM) reference design flow for its High-Voltage CMOS process.

Design for Manufacturing (DFM) for analog high-voltage chip design is a highly demanded necessity in order to ensure fast ramp-up and stable volume production. austriamicrosystems' DFM-enhanced reference design flow utilizes specific analog high-voltage DFM tools such as design and layout verification of circuit robustness, yield optimization, parasitic simulation or safe operating area check. As a further service, austriamicrosystems provides full design support including analog high-voltage DFM guidelines and DFM design review as optional services to its foundry customers.

The new DFM reference flow fully supports austriamicrosystems' 0.35µm High-Voltage CMOS process (H35), a new generation advanced analog and mixed-signal technology offering 20V and 50V HV MOS devices and very low 'on resistances'. H35 is available in several process options and therefore ideally suited for a wide variety of applications like power management, motor control, printer head drivers, DC/DC converters, switched power supplies, LCD drivers and backlight controllers, to name a few.

"Using our DFM reference design flow ensures optimization towards yield and robustness of analog High-Voltage CMOS designs" says Peter Gasteiner, Senior Vice President and General Manager of austriamicrosystems' business unit Full Service Foundry. "Offering DFM services gives us a clear competitive advantage and strengthens our position as a leading supplier of High-Voltage CMOS silicon foundry services. Our customers benefit from improvements during project ramp up and reduced time-to-market."

austriamicrosystems' benchmark process design kit "HIT-Kit" fully integrates these DFM features and ensures optimization towards yield and robustness of the design during the whole design process. It comes complete with fully silicon qualified standard cells, periphery cells and general purpose analog cells such as comparators, operational amplifiers, low power A/D and D/A converters. Custom analog and RF devices, physical verification rule sets for Assura and Calibre as well as excellent characterized circuit simulation models enable rapid design starts of complex high performance mixed-signal ICs.

All I/O structures within the design kit are silicon-validated and meet the military ESD and JEDEC latch-up standards. In C35 technology the total I/O libraries consist of more than 1800 cells supporting 3.3V and 3.3V/5V designs. The specialty High-Voltage CMOS process H35 with its floating libraries even includes more than 2400 core and periphery cells.

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, with high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog/mixed-signal foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com

###

For information contact
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems partners with MOSIS to serve foundry customers in North America

Further expansion of MOSIS foundry services for CMOS, High-Voltage CMOS and RF SiGe-BiCMOS process manufacturing

Unterpremstaetten, Austria (October 5, 2005) – austriamicrosystems' business unit Full Service Foundry and MOSIS announced today, at the FSA (Fabless Semiconductor Association) Supplier Expo in San Jose, to cooperate to support of smaller volume customers especially in North America.

Within this cooperation MOSIS offers austriamicrosystems' complete foundry service portfolio and its high performance CMOS, SiGe-BiCMOS and High-Voltage CMOS processes in 0.35µm and 0.8µm.

Customers benefit from local technical support through MOSIS' experienced staff, especially proven in fast and cost efficient prototyping and ramping up products to volume production. Additionally MOSIS offers capabilities for high-voltage, low current, mixed-signal RF and digital high-speed test, ceramic assembly for fast prototyping of first engineering samples and plastic assembly for standard packages, systems-in-package modules, FlipChip and other chip scale packages. Fast lead times and shared production costs are offered via austriamicrosystems' Multi-Project-Wafer Service (MPW).

The cooperation also includes the distribution and support of austriamicrosystems' comprehensive process design kit (HIT-Kit) which comes with a set of fully silicon qualified standard cells, periphery and general purpose analog cells as well as related design guidelines and process parameters. Customers can obtain all technology relevant information and order process design kits online via the MOSIS web site at http://www.mosis.org/austriamicrosystems/. For technical support please contact support@mosis.org.

"austriamicrosystems' processes fit perfectly into our portfolio to round out our services", says Wes Hansford, Deputy Director at MOSIS. "Especially attractive to our users is austriamicrosystems' focus on analog chip manufacturing which is supported by a number of specialty processes and services".

"We are glad to intensify the cooperation with MOSIS, a very well known and industry recognized institution for semiconductor services", comments Thomas Riener, Director Marketing of austriamicrosystems business unit Full Service Foundry. "MOSIS is highly experienced in fast prototyping services and small volume production and we expect an improved coverage of the North American market with excellent services for our customers".

About MOISIS

MOSIS is a low-cost prototyping and small-volume production service for VLSI circuit development. Since 1981, MOSIS has fabricated more than 50,000 circuit designs for commercial firms, government agencies, and research and educational institutions around the world. MOSIS provides designers with a single

interface to the constantly changing technologies of the semiconductor industry. Mask generation, wafer fabrication, and device packaging are contracted to leading industry vendors.

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, with high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog/mixed-signal foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com

###

For information contact
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems expands family of high-speed analog signal switches

Introducing the AS1751/AS1752/AS1753 high performance analog quad switches designed for high-speed switching of audio, video and data signals in portable devices like mobile phones, MP3, CD/DVD and video players, digital cameras, PDAs and other handheld devices

Unterpremstaetten, Austria (October 7, 2005) – austriamicrosystems announced today the availability of another family of high performance analog switches. These high-speed, low voltage, quad, single-pole/single-throw (SPST) analog switches offer significant performance improvements over existing products. Typical switching time has been improved by over 40% while maintaining superior R_{on} flatness and channel matching. Through the improved bandwidth of 130MHz the devices are ideal for video and high-speed data signals. The wide supply voltage range from 1.6V to 3.6V supports a broad range of designs. All digital logic inputs are 1.8V CMOS compatible.

The combination of very low power consumption, low on–resistance (R_{on}) and fast switching speed makes these devices ideal for portable battery powered applications and allows for switching of currents up to 250mA. The excellent power routing performance enabled by the low R_{on} of only 0.9 Ohm makes these high performance switches a perfect match for low Ohm speakers and headsets.

The high performance analog quad switches are available as normally open (AS1751), normally closed (AS1752) and a combination of open and closed (AS1753).

The AS1751, AS1752 and AS1753 are available in a 16-pin QFN or 14-pin TSSOP package and are drop-in replacements for MAX4751, MAX4752 and MAX4753. For product specific information and to request samples please go to http://www.austriamicrosystems.com/03products/01_analog_switches.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com

Electronic pictures available on request or at

http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

###

For information contact
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

INTERACTIVE WEAR austriamicrosystems

For Immediate Release

Interactive Wear selects austriamicrosystems' multimedia chips for wearable electronics applications

Wessling/Germany and Unterpremstaetten/Austria, October 18, 2005 – Interactive Wear AG, a management-buyout from Infineon Technologies AG and a leading company in the field of wearable electronics, and austriamicrosystems AG, a leading supplier of high performance analog ICs, will expand their close cooperation, which had already started under Infineon.

Within the scope of a first joint project, Interactive Wear was granted access, as a European pilot customer, to the new multimedia chip AS3525. This product was developed by austriamicrosystems and has recently been introduced to the market. Interactive Wear will employ the powerful single chip music player IC for the MP3, WMA, Ogg Vorbis and AAC audio formats to build a platform for its future wearable embedded systems in the entertainment and body monitoring fields. In return, Interactive Wear will assist austriamicrosystems in the integration of Bluetooth in austriamicrosystems' MP3 reference design.

Andreas Röpert, Interactive Wear's CEO, explains, "We are delighted that we were able to intensify our cooperation with austriamicrosystems in such a short time after the successful takeover of the wearable electronics activities from Infineon in June this year, and have already achieved first results. Apart from infotainment, entertainment and communication, our new platform based on the multimedia chip AS3525 opens up a wide variety of additional application areas, such as sports, medicine and security technology."

Alexander Harrer, Senior Vice President and General Manager of the Communications business unit at austriamicrosystems, adds, "Our cooperation with Interactive Wear is a classic win-win situation. The innovative development team in Wessling gains a technological edge through its early access to our multimedia chips, which are particularly powerful and extremely power-saving at the same time. We, on the other hand, benefit from Interactive Wear's experience in the field of Bluetooth and expect the exploration of new application areas. The first solutions achieved on this basis will be presented to our customers at the Computer Electronics Show CES, held in Las Vegas from January 5-8, 2006."

Low-power solutions as a crucial factor for market success

State-of-the-art ICs enabled the development of applications that were considered unthinkable only a short time ago. Now the textile industry, as one of the largest industries relevant to virtually all of us, can offer the benefits of intelligent functions, which are realized, for the first time, by integrating electronics within textiles. This offers very attractive market prospects for such "intelligent textiles".

"In 2004, the world market for wearable systems reached a volume worth more than 200 million US-Dollars and is likely to expand over 20 % annually", said Mark Shumka, Senior Analyst for Mobile and Wireless at Venture Development Corporation VDC. "Apart from functionality, comfort and fashion, a decisive driving force in this market is low power consumption."

Lowest power consumption is a key benefit of austriamicrosystems solution. The company's expertise in low power and high accuracy is demonstrated by industry-leading, highly integrated analog ICs for communication, industrial, medical and automotive applications.

Definition "Wearable Electronics"

"Wearable Electronics" refers to the functional, robust and fit-for-everyday-use implementation of microelectronics systems in innovative textiles or clothing ("Smart Clothes"). Ultra-compact low power chips in innovative packaging, attached to the textile fabrics and interconnected by thin conductors woven into the fabric enable the integration of electronic functions in garments.

Project partners with innovative ideas for the concept of "Wearable Electronics" are at the starting blocks. A new wave of innovations for the textile industry is about to emerge.

About Interactive Wear

Interactive Wear AG concentrates on the integration of electronic functions, components and systems into textile products. At its disposal is one of the world's leading platforms for wearable electronics technology. The company has positioned itself as both an electronics specialist for the textile industry and a textile specialist for the electronics industry. As a one-stop shop with a solid claim to market leadership, Interactive Wear covers all developmental and production phases in the "wearable electronics" area - from consulting to custom development projects and all the way to the delivery of complete products that are ready for volume sales. For OEMs and ODMs, Interactive Wear supplies tailored production solutions. Besides fashion trends, the target markets primarily include sportswear and healthwear, safety clothing and protective workwear. Further information is available at www.interactive-wear.com

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com

For further information

Interactive Wear AG
Andreas Röpert
Tel.: +49(0) 8153-9873-70
Fax: +49(0) 8153-9873-79
andreas.roepert@interactive-wear.com
www.interactive-wear.de

austriamicrosystems AG
Sonja Pieber-Hascher
Tel.: +43-(0)3136/500 5968
Fax: +43-(0)3136/500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems delivers power management ICs for XM Radio's satellite radio devices

Unterpremstaetten, Austria (October 24, 2005) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits for communication, industrial, medical and automotive applications, is delivering its AS3654 power management IC for XM Satellite Radio's personal satellite radio devices. XM Satellite Radio is North America's leading digital satellite radio service with more than five million subscribers and over 150 channels offering commercial-free music plus sports, talk, comedy, entertainment, news and weather.

The AS3654 power management IC is an ultra-flexible, highly integrated smart power management unit that includes high performance voltage regulators, a lighting unit, step down battery charger, a stereo audio DAC, housekeeping functions and an audio amplifier featuring sophisticated ground noise cancellation required for car radio applications.

"With austriamicrosystems' highly integrated power management IC we are able to offer exciting products to our customers. They enjoy unparalleled performance and audio quality listening to the broad variety of entertainment that XM's more than 150 channels offer," said Dr. Stell Patsiokas, Executive Vice President Technology and Engineering for XM Satellite Radio. "We value the outstanding flexibility of the IC which helps to realize a fast and simple design cycle."

The AS3654 includes a host of capabilities for power monitoring and battery management as well as charging. It is controlled via a serial interface and integrates all necessary system specific functions such as clock, reset and interrupt generation, voltage and temperature monitoring.

"We strongly believe in the success of digital satellite radio and are proud to support the pioneer and market leader in this field with a range of highly integrated products," said Alex Harrer, Senior VP and General Manager of Business Unit Communications at austriamicrosystems. "The AS3654 power management unit with full featured analog audio capabilities is just the beginning. This specific product gives further proof of austriamicrosystems expertise in low power, high performance analog chip design and manufacturing."

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the

areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com

###

For further information

austriamicrosystems AG
Media Relations
Sonja Pieber
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

Profitable growth for austriamicrosystems in the third quarter

Key financial data for the third quarter of 2005

Unterpremstaetten, Austria (October 25, 2005) — austriamicrosystems (SWX: AMS) recorded profitable growth also in the third quarter of 2005. The third quarter of 2005 shows substantial increases in revenues, operating profit and earnings, compared to last year.

Consolidated group revenues for the third quarter 2005 reached EUR 46.4 million, an increase of 13% compared to the same quarter in 2004. Gross margin increased considerably to 45% from 42% in the same period last year. The result from operations (EBIT) for the third quarter grew to EUR 6.3 million, an increase of 23% compared to the same quarter last year. For costs related to the ramp-down of our legacy 100mm fab which will be completed before year-end we recorded a one-time charge of EUR 2.2 million.

The third quarter net result increased by 41% to EUR 6.0 million from EUR 4.2 million in the same period in 2004. Basic (diluted) earnings per share for the third quarter were CHF 0.85 / EUR 0.54 (CHF 0.83 / EUR 0.53), strongly up from CHF 0.60 / EUR 0.39 (CHF 0.60 / EUR 0.39) in the same period last year. Total backlog stood at EUR 60.7 million on September 30, 2005 compared to EUR 56.4 million on September 30, 2004.

Our business units Industry & Medical, Communications and Automotive continue their market success with high-performance customized and standard products. We see increasing demand for our advanced power management and lighting solutions for portable devices including the next generation portable satellite receiver from XM Radio, and are successful with our portable audio system solutions which are at the heart of high capacity flash-based MP3 players to be launched by a major manufacturer.

In other focus areas such as medical devices, metering and automation we experience continuing growth and strong customer interest. Our global network of sales and design locations allows us to take advantage of expanding market opportunities in North America, Europe and Asia. In operations, we are implementing the increase of production capacity in our 200mm wafer fab from 5,200 WSPM (wafer starts per month) to 6,500 WSPM and anticipate that the additional capacity will be operational by year-end.

We expect our business to continue its positive development and revenues and earnings to show further meaningful increases in the fourth quarter. Given the dependence of production ramp-ups for designed-in products on customers' launch and order schedules, we anticipate full year revenue growth for 2005 to reach between 10 and 12.5%, based on current information. For the coming year 2006, we see continuing growth in revenues, margins and earnings for austriamicrosystems.

The complete third quarter report 2005 including detailed financial information is available on austriamicrosystems' website under http://www.austriamicrosystems.com/08ir/report.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 840 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Third Quarter Report 2005

Profitable growth in the third quarter

Ladies and Gentlemen

Our positive third quarter results reflect our continuing focus on profitable growth from new products, existing ICs and derivatives as well as good demand for our analog semiconductor solutions from Europe, North America and Asia.

The third quarter 2005 shows a significant increase in revenues and earnings compared to the previous year, with consolidated group revenues of EUR 46.4 million, an increase of 13% compared to the same quarter in 2004. Gross margin reached 45% compared to 42% in the same period last year. The result from operations (EBIT) for the third quarter grew to EUR 6.3 million, an increase of 23% compared to the same quarter last year. For costs related to the ramp-down of our legacy 100mm fab which will be completed before year-end we recorded a one-time charge of EUR 2.2 million. The third quarter net result nevertheless increased by 41% to EUR 6.0 million from EUR 4.2 million in the same period of 2004. Basic (diluted) earnings per share for the third quarter were CHF 0.85 / EUR 0.54 (CHF 0.83 / EUR 0.53). Total backlog stood at EUR 60.7 million on September 30, 2005 versus EUR 56.4 million on September 30, 2004.

Our business units Industry & Medical, Communications and Automotive continue their market success with high-performance customized and standard products. We see increasing demand for our advanced power management and lighting solutions for portable devices including the next generation portable satellite receiver from XM Radio, and are successful with our portable audio system solutions which are at the heart of high capacity flash-based MP3 players to be launched by a major manufacturer. In other focus areas such as medical devices, metering and automation we experience continuing growth and strong customer interest. Our global network of sales and design locations allows us to take advantage of expanding market opportunities in North America, Europe and Asia. In operations, we are implementing the increase of production capacity in our 200mm wafer fab from 5,200 to 6,500 WSPM[1] and anticipate that the additional capacity will be operational by year-end.

We expect our business to continue its positive development and revenues and earnings to show further meaningful increases in the fourth quarter. Given the dependence of production ramp-ups for designed-in products on customers' launch and order schedules, we anticipate full year revenue growth for 2005 to reach between 10 and 12.5%, based on current information. For the coming year 2006, we see continuing growth in revenues, margins and earnings for austriamicrosystems.

Key figures EUR thousands (except earnings per share)	**Q3 2005**	Q3 2004	Q2 2005	**9 months 2005**	9 months 2004
Revenues	**46,399**	41,070	40,344	**121,964**	109,978
Gross margin in %	**45%**	42%	44%	**44%**	43%
Result from operations	**6,301**	5,120	4,431	**14,814**	11,170
Net income/loss	**5,979**	4,236	3,524	**12,359**	- 3,730
Basic / diluted earnings per share in CHF [2]	**0.85 / 0.83**	0.60 / 0.60	0.49 / 0.49	**1.74 / 1.73**	- 0.58 / - 0.58
Basic / diluted earnings per share in EUR	**0.54 / 0.53**	0.39 / 0.39	0.32 / 0.32	**1.12 / 1.12**	- 0.37 / - 0.37
Total backlog	**60,671**	56,369	54,058	**60,671**	56,369

[1] Wafer starts per month. [2] Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Profit and Loss Statement (unaudited)

EUR thousands (except earnings per share)	Q3 2005	9 months 2005	Q3 2004	9 months 2004
Revenue Products	38,040	99,856	34,211	90,722
Revenue Foundry & Other	8,358	22,108	6,859	19,256
Total revenues	46,399	121,964	41,070	109,978
Cost of sales	- 25,334	- 67,989	- 24,035	- 63,282
Gross profit	21,065	53,975	17,035	46,696
Gross margin in %	45%	44%	42%	43%
Research and development	- 7,676	- 22,730	- 8,201	- 21,680
Selling, general and administrative	- 5,750	- 17,444	- 4,977	- 16,457
Other operating income	1,296	3,717	1,270	2,982
Other operating expenses	- 447	- 518	-8	- 371
Restructuring	- 2,185	- 2,185	0	0
Result from operations	6,301	14,814	5,120	11,170
Net financing costs	- 316	- 807	- 183	- 2,272
Income/loss before tax	5,985	14,007	4,937	8,898
Income tax expense	- 7	- 1,649	- 700	- 12,629
Net income/loss	5,979	12,359	4,236	- 3,730
Basic / diluted earnings per share in CHF [1]	0.85 / 0.83	1.74 / 1.73	0.60 / 0.60	- 0.58 / - 0.58
Basic / diluted earnings per share in EUR	0.54 / 0.53	1.12 / 1.12	0.39 / 0.39	- 0.37 / - 0.37

[1] *Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.*

Consolidated Balance Sheet (unaudited)

EUR thousands as of	September 30, 2005	December 31, 2004
Assets		
Cash and cash equivalents	**23,528**	17,323
Short-term Investments	**700**	0
Trade receivables	**35,894**	38,777
Inventories	**32,137**	28,460
Other receivables and assets	**4,869**	5,095
Total current assets	**97,129**	89,655
Property, plant and equipment	**116,148**	115,883
Intangible assets	**9,156**	11,200
Investments and securities	**1**	195
Deferred tax assets	**30,953**	32,580
Other long-term assets	**0**	60
Total non-current assets	**156,257**	159,919
Total assets	**253,386**	249,574
Liabilities and shareholders' equity		
Liabilities		
Interest-bearing loans and borrowings	**36,297**	34,408
Trade liabilities	**23,068**	21,571
Provisions	**15,688**	15,335
Other liabilities	**12,053**	14,064
Total current liabilities	**87,106**	85,377
Interest-bearing loans and borrowings	**26,617**	36,337
Employee benefits	**8,597**	7,837
Deferred government grants	**5,253**	5,928
Other long term liabilities	**730**	1,568
Total non-current liabilities	**41,197**	51,670
Shareholders' equity		
Issued capital	**26,647**	26,647
Share premium	**91,593**	91,417
Translation adjustment	**- 85**	- 104
Retained earnings	**6,928**	- 5,432
Total shareholders' equity and reserves	**125,083**	112,527
Total liabilities and shareholders' equity	**253,386**	249,574

Consolidated Cashflow Statement (unaudited)

EUR thousands	Q3 2005	9 months 2005	Q3 2004	9 months 2004
Operating activities				
Income/loss before tax	**5,985**	**14,007**	4,937	8,898
Depreciation (net of government grants)	**5,352**	**16,505**	5,465	16,375
Changes in employee benefits	**262**	**759**	254	797
Expense from stock option program (acc. IFRS 2)	**177**	**177**		
Changes in other long-term liabilities	**- 303**	**- 574**	- 156	- 214
Gain/Loss from sale of plant and equipment	**0**	**0**	0	0
Gain/Loss from sale of investments and securities	**- 21**	**- 21**	0	0
Net financing cost	**337**	**828**	183	2,272
Changes in current assets	**- 5,431**	**- 2,415**	- 4,125	100
Changes in short-term operating liabilities and provisions	**5,455**	**- 1,769**	- 1,421	- 1,750
Tax payments	**- 1**	**- 105**	- 5	- 45
Cash flows from operating activities	**11,812**	***27,392***	5,131	26,434
Investing activities				
Acquisition of intangibles, property, plant and equipment	**- 4,377**	**- 13,826**	- 6,113	- 15,181
Government grants received	**0**	**1,854**	1,860	1,860
Acquisition of short term investments	**- 700**	**- 700**	0	0
Proceeds from sale of plant and equipment	**0**	**0**	0	0
Proceeds from sale of investments	**220**	**220**	0	
Interest received	**258**	**736**	263	612
Cash flows from investing activities	**- 4,599**	**- 11,715**	- 3,990	- 12,709
Financing activities				
Proceeds from borrowings	**445**	**5,130**	0	0
Repayment of borrowings	**- 3,441**	**- 12,358**	- 4,387	- 54,198
Repayment of finance lease liabilities	**- 213**	**- 640**	- 207	- 478
Interest paid	**- 491**	**- 1,603**	- 513	- 3,120
Changes resulting from IPO	**0**	**0**	0	41,785
Cash flows from financing activities	**- 3,700**	**- 9,471**	- 5,106	- 16,012
Net increase/decrease in cash and cash equivalents	**3,513**	**6,205**	- 3,965	- 2,287
Cash and cash equivalents at begin of period	**20,015**	**17,323**	9,353	7,674
Cash and cash equivalents at end of period	**23,528**	**23,528**	5,388	5,388

This report is also available in German. All figures are unaudited.

austriamicrosystems

A-8141 Schloss Premstaetten | Austria

Phone +43/3136/500-0 | Fax +43/3136/500-5420

investor@austriamicrosystems.com

www.austriamicrosystems.com